Exhibit (e)(6)

[Non-binding free translation into English for information purposes only. Original in German.]

Agreement

Between	Hoechst Aktiengesellschaft, Frankfurt am Main,

Represented by the Chairman of the Supervisory Board Mr. Justus Mische

– hereinafter the “Company” –

And Mr.	Dr. Dirk Oldenburg

Together the “Parties”

The Company acknowledges that Dr. Dirk Oldenburg has been appointed member of the management board (Directoire) of Aventis S.A. in Strassburg, as of May 15, 2002, and that he has since then an employment relationship as member of the management board (Vorstandsdienstverhältnis) with Aventis S.A.

By resolution of the Company’s supervisory board of February 7, 2003, Dr. Oldenburg has been appointed an ordinary member of the management board, effective as of March 1, 2003, for an indefinite time but at the latest until February 28, 2008.

In consultation with the supervisory board of Aventis S.A., the Parties hereby enter into the following employment agreement, effective as of March 1, 2003:

1.             In addition to his position as a member of the Directoire of Aventis S.A. in Strassburg, Dr. Oldenburg is appointed member of the management board of Hoechst Aktiengesellschaft.

As of March 1, 2003, Hoechst Aktiengesellschaft will succeed to the contractual obligations of Aventis Pharma AG arising from the “Service Agreement” with Dr. Oldenburg, dated November 8, 2000, as amended since through adjustments of benefits.  The relevant date of entry remains August 17, 1998.

As of March 1, 2003, Dr. Oldenburg’s obligations vis-à-vis Aventis Pharma AG arising from the “Service Agreement”, dated November 8, 2000, will apply to the same extent vis-à-vis Hoechst Aktiengesellschaft.

Taking up appointment to any supervisory board in any other company or of any other additional commercial employment is subject to the agreement of the chairman of the supervisory board.

2.             In his capacity as a member of the management board of Hoechst Aktiengesellschaft, Dr. Oldenburg will dedicate approximately 30% of his working time to his duties, including supervision of the Company’s subsidiaries and associated companies. The Parties agree that Dr. Oldenburg’s full compensation (“Gesamteinkommen”) is determined by the supervisory board of Aventis S.A. In its meeting on February 4, 2003, the supervisory board of Aventis S.A. established Dr. Oldenburg’s base salary (without grant of stock options) for 2003 at

EUR 531,200 and his target bonus at 60% of the base salary. Of this full compensation,(Gesamteinkommen) Dr. Oldenburg will receive a proportionate share of 30% of his future total income (Gesamtbezüge) from Hoechst Aktiengesellschaft in Germany in his capacity as member of the management board.

This means, that Dr. Oldenburg, starting on March 1st, 2003, will be granted by the company

a)       a fix, gross annual base salary of EUR 159,360 (In words one hundred fifty nine thousand and three hundred and sixty euros) payable at the end of the month and

b)      in the case he meets the economical and personal goals he agreed on with Aventis SA., EUR 95,616 (in words ninety five thousand six hundred and sixteen euros) which corresponds to 60 % of his annual base salary ,

A change of Dr Oldenburg’s income by the Supervisory board of Aventis will induce symmetrically a change in the amount which has to be paid by Hoechst.

Dr. Oldenburg is authorized to participate in Aventis’ stock option program. The amount of stock option granted to Dr Oldenburg will be determined by Aventis SA’s Supervisory board, that is authorized to terminate the distribution of stock options or to change the amount of stock options to be distributed.

3.             The duration of this contract is conditioned by the duration of the service relationship between Dr. Oldenburg and Aventis S.A.

4.             In the event of a termination, change or expiry of the employment relationship before the completion of the 60th year of life of Dr. Oldenburg, possible claims for severance payments shall be governed by the “Severance Policy” which is attached as Attachment 1 which as of March 1, 2003 replaces the commitment regarding  severance payments which was so far set forth in the “Service Agreement” with Aventis Pharma AG, dated November 8, 2000.

Other settlement payments that are based on employment with other companies of the Aventis Group shall be offset against the payments that are based on the “Severance Policy.  This will apply equally for salary payments made by Hoechst Aktiengesellschaft and other companies of the Aventis Group as well as, in case of termination of the employment relationship, for pension payments of Hoechst Aktiengesellschaft or of any other company of the Aventis Group, for each payment for a period of three years commencing with the termination.

5.             Mr. Oldenburg will receive a commitment by the Company for pension payments. Details will be governed by Attachment 2 to this employment agreement.

The employment relationship will terminate at the end of the month in which Mr. Oldenburg will complete his 65th year of life, and he will retire without the need of a particular notice of termination or agreement.  As of his 60th year of life he may be asked to retire upon granting the payments arising out of the pension commitment; such decision may also be initiated by Mr. Oldenburg. In the event of retirement after the completion of 60 years, the Severance Policy does not apply.

Mr. Oldenburg will still be entitled to continue the additional company pension plan by deferred compensation (Gehaltsumwandlung) with the company.

6.             During the contract, the company enters into an insurance contract in favor of Mr. Oldenburg for an amount of €1.000.000 in case of accidental death or disability caused by an accident.

All other benefits in kind, including the use of a service car, and unless stated otherwise are governed by the rules of Aventis Strasburg S.A..

7.             At the latest 10 months before the end of the appointment as a member of the supervisory board the company will take up discussions with you regarding your further assignments and a possible reappointment as a member of the supervisory board.

Frankfurt/Main, April 22, 2003

/s/ JUSTUS MISCHE	/s/ DIRK OLDENBURG
Justus Mische	Dr. Dirk Oldenburg
(Chairman of the Supervisory Board)

[Non-binding free translation into English for information purposes only. Original in German.]

Attachment 1 to the Service Agreement with Dr. Oldenburg

Severance Policy

I.          Covered Executive

Dr. Dirk Oldenburg

II.         Scope

The severance policy applies in case of  the termination of Dr. Oldenburg’s employment and service agreement with Hoechst AG, excluding a revocation from the management board of Aventis S.A. or any French entity of the Aventis Group, under the following circumstances:

A.         Termination by Hoechst AG due to a dismissal or the absence of a prolongation other than pursuant to disability, death or cause, provided, however, that Dr. Oldenburg will not be entitled to payments or benefits pursuant to this Severance Policy if his current employment and service agreement with the Aventis Group is terminated or amended as a result of a restructuring of the Aventis Group and Dr. Oldenburg is offered a position that does not result in a significant reduction in his global responsibilities within the Aventis Group nor in reduction in his base salary or significant amendment to the structure of his Annual Cash Compensation (as defined below) or his Severance Policy.

B.         Termination on behalf of Dr. Oldenburg with one month prior written notice, if such termination occurs within six months following the occurrence of one or more of the following events:

(i)         significant reduction of his global responsibilities within the Aventis Group; or

(ii)       reduction in his base salary; or

(iii)      significant amendment to the structure of his Annual Cash Compensation (as defined below) or his Severance Policy.

III.        Conditions

Dr. Oldenburg will only be entitled to payments pursuant to this Severance Policy in the case of II.A and II.B, if (i) he resigns from all positions within the Aventis Group immediately upon request of the relevant Aventis entity, (ii) he executes a complete release of claims against the Aventis Group (excluding any claims with regard to pension plans or compensation), and (iii) he complies with the confidentiality and non-solicitation obligations described in Sections XI and XII below.

IV.       Definition of Annual Cash Compensation

For purposes of this Severance Policy, “Annual Cash Compensation” means an amount equal to the sum of A and B below:

A.         Annual base salary (which, in the case of split payrolls, shall be the sum of all annual base salaries paid by the relevant entities of the Aventis Group) in effect at the date of the termination, and

B.         The target bonus level (which, in the case of split payrolls, shall be the sum of all target amounts paid by the relevant entities ) for the year in which the termination occurred.

V.         Payments

A.         Cash Severance Payments.  In case of II.A or II.B above, the Executive will receive a severance payment equal to three (3) times his Annual Cash Compensation.  This severance payment includes, among other things, the compensation relating to any required contractual or statutory notice period.

B.         Annual Bonus payment will be prorated, based on Target Bonus, for the period in which the termination occurs, including any notice period.

C.         Long Term Incentive Plan awards will be prorated based on the following:

(i)         Length of time actively employed during cycle,

(ii)       Aventis S.A.’s performance to date of termination, and

(iii)      Assumption Aventis S.A. attains target for balance of cycle.

D.         Stock Based Plan awards are exercisable according to provisions of the plan for the full life of the awards, as though Dr. Oldenburg continued to be employed by the Aventis Group, but with no immediate vesting.

E.          Vacation Pay for any unused vacation as of the date of termination.

F.          Hoechst AG will make any payments provided for in this Severance Policy within 30 days following the date of termination or in installments, if wished so by Dr. Oldenburg..

G.         Any compensatory payments, severance and other payments received from any other company of the Aventis Group will be deducted from the severance payments to be paid in accordance with this Severance Policy.

VI.       Benefits

On the basis of what is in effect immediately prior to termination, the employer’s contributions to medical and care insurance as well as to the company’s life and disability insurance continue to be paid for 24 months after termination. This does not apply if they are provided by the new employer.

VII.      Retirement

In the case of II.A or II.B above, the prorated retirement benefits are determined  as from the expiration of the notice period, with the pension rights vested on the date of expiration of the notice period not being affected.

VIII.     Outplacement

In the case of II.A or II.B above, outplacement and relocation costs are reimbursed in accordance with plans in effect at the time of termination, but for not more than 12 months or as required by local practice.

IX.       Tax and Financial Planning

For a 12-months period, tax and financial services are provided as required by local practice.

X.         Legal Fees

Legal fees in connection with the termination of the employment and service agreement, are reimbursed up to an amount of 50,000 EUR.

XI.       Confidentiality

Confidentiality obligations provided for in the employment or service agreements or arrangements in effect immediately prior to the date of termination continue to apply after the date of termination, for the period of time provided for in such agreements or arrangements.

XII.      Non-Solicitation

During a period of three years immediately following the date of termination, the Dr. Oldenburg will not, directly or indirectly, solicit any person who on the date of termination is an officer, employee or consultant of any entity of the Aventis Group, to leave the employ or cease providing services to such entity.

XIII.     Termination

Dr. Oldenburg will only be entitled to payments or benefits pursuant to this Severance Policy in the case of II.A or II.B above if his employment or service agreement with the Aventis Group are effectively terminated before December 31, 2007.

Frankfurt/Main, 04/22/2003

/s/ JUSTUS MISCHE	/s/ DIRK OLDENBURG
Justus Mische	Dr. Dirk Oldenburg
(Chairman of the Supervisory Board)

[Non-binding free translation into English for information purposes only. Original in German.]

Attachment 2 to the Service Agreement with Dr. Oldenburg

Pension Commitment

Dear Mr. Oldenburg:

The following has been agreed with you as a supplement to your service agreement.

You will continue to be a member of the “Pensionskasse der Mitarbeiter der Hoechst-Gruppe VVaG”.  The company will continue to contribute to your pension account in the “Pensionskasse” together with your own contributions.

The conditions below apply from the termination of your employment without affecting any rights or claims you may have arising from your membership of the “Pensionskasse der Mitarbeiter der Hoechst-Gruppe VVaG”.

1.             You will receive an lifelong annual company pension which as of  March 1, 2003 amounts to 41% of your base salary (i.e. in case of split payrolls for the annual base salary the sum of all the amounts paid by the different entities). Until the end of the age of 60, it increases by 1% for each year of service as a management board member, up to a maximum of 55% of your last annual base salary.

Pension benefits arising out of the Basic Pension Plan (Ordnung der betrieblichen Grundversorgung, Pensionskasse) will be offset against these pension payments, except the pension payments of the “Pensionskasse” arising from your own contributions to it.

The pension will change on the first of May of the subsequent year at the same rate as that of the cost of living adjustment (increase or decrease) for all private households in Germany by comparison with the date on which the pension was first paid or the last date of review.

2.             No entitlement to pension exists if the following conditions apply.

a)       You leave the company at your own request before the end of your 60th year without being incapable of working, except if you leave the company for the reasons mentioned in § II.B of the Severance Policy according to attachment 1.  In such a case, however, your pension entitlement will be as laid down in § 1 b of the German Law on Improving Company Pensions dated 19 December 1974 to the extent to which it is vested under that law.  The vested pension is payable as an old-age pension from the end of your 60th year, as an disability pension from the date of your becoming occupationally disabled within the meaning of the German Social Code Book VI and a dependants’ pension in the event of your death.

b)      Your conduct gives the company good reason to terminate the employment relationship without notice.

3.             Your widow will receive, after a transition period of three months, a widow’s pension of 60% of your retirement pension, unless the marriage took place after your retirement or after you reached the age of 60 and

a)       lasted less than 5 years, or

b)      the widow is over 20 years younger than yourself.

During the month of your death and for the 3 months thereafter your widow and any children entitled to dependants’ pensions will receive the full pension.

4.             Dependant unmarried children, provided they are not yet 21 or as long as they are apprentices or in recognized training for a recognized profession and not yet 27, receive 15% of the full pension each after the transition period in clause 3 paragraph 2 if a widow’s pension is also paid or 30% if not.  Widow’s and dependant children’s pension paid may not exceed 80% of the full pension.  If so, then the pensions paid will be reduced pro rata.  They increase again up to the maximum amount should any pension cease to be paid during its term of entitlement.

5.             Should you undertake any gainful employment approved by the company whilst drawing the aforementioned pension then the company shall be entitled to set that income off against the pension if your total emoluments from your last full year of employment as a member of our board of management are exceeded thereby.  If the company does not waive such setoff from the outset then you have a duty to advise the company at the end of every quarter of all income received from that gainful employment.

6.             Pensions will be paid at the end of each month after the period of salary or transition period payment ends.

7.             Granting entitlement to payment under the provisions of this agreement excludes the granting of company-financed payments from other company pension funds or those of any subsidiary.  If such payments are based on legal obligations then the company shall be entitled to set them off against payments made under the provisions of this agreement.

8.             The company is entitled to reduce or cancel pension entitlement, including that for dependants, under the following conditions.

a)       You breach your duty of confidentiality under your employment  agreement and due to your appointment as chairman of the board of management.

b)      You are guilty of behaviour that would have entitled the company to serve notice of immediate termination of employment under your employment agreement.

c)       The recipients of benefits payable to dependents commit acts of omission or commission that are in breach of good faith to such an extent that the company cannot reasonably be expected to continue such payments.

This pension commitment replaces the regulations concerning company pension funds previously contained in the “Service Agreement” with Aventis Pharma AG of November 8, 2000.

Yours sincerely,

Hoedst Aktiengesellschaft

/s/ JUSTUS MISCHE	/s/ DIRK OLDENBURG
(Justus Mische)	(Dr. Dirk Oldenburg)
(Chairman of the Supervisory Board)

Frankfurt/Main, April 22nd 2003